December 20, 2019

Richard Kaiser
Acting Chief Financial Officer
BioForce Nanosciences Holdings, Inc.
2020 General Booth Blvd., Unit 230
Virginia Beach, VA 23454

       Re: BioForce Nanosciences Holdings, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed December 13, 2019
           File No. 000-51074

Dear Mr. Kaiser:

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please disclose the information required by Item 6(d) of Schedule 14A, which is applicable to you via Item 1 of Schedule 14C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Kaiser
BioForce Nanosciences Holdings, Inc.
December 20, 2019
Page 2

       Please contact Chris Edwards at (202) 551-6761 or Ada Sarmento at (202) 551-3798 with any questions.



                                                         Sincerely,
FirstName LastNameRichard Kaiser
                                                         Division of
Corporation Finance
Comapany NameBioForce Nanosciences Holdings, Inc.
                                                         Office of Life
Sciences
December 20, 2019 Page 2
cc:       Richard W. Jones, Esq.
FirstName LastName